Exhibit (4)(E.3)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to your TIAA Group Annuity Contract

This document, called an “endorsement,” changes some of the provisions of your TIAA Group Annuity Contract and becomes part of it. It is important that you read the endorsement.

The following type of payment is added to the section describing Benefit Payments.

Employee Withdrawal Payment. An Employee Withdrawal Payment is a payment that is made at the voluntary, direct, and affirmative request of an employee and that is paid to any funding vehicle permitted under the Retirement Plan or to the employee. No Withdrawal Charge will be assessed against the Benefit Purchase Amount for any Employee Withdrawal Payments.

The following is added to Large Sum Withdrawal.

This provision shall not apply to Employee Withdrawal Payments.

The provision entitled Protection Against Claims of Creditors is deleted.

/s/ Roger W. Ferguson, Jr.
President and Chief Executive Officer